PRESS RELEASE	JULY 14, 2022

Largo Reports Stronger Second Quarter 2022 Production and Sales Results with 3,291 Tonnes of V2O5 Equivalent Sold; Announces Automatic Repurchase Plan Pursuant to its Normal Course Issuer Bid

Q2 2022 Highlights

  V2O5 production of 3,084 tonnes (6.8 million lbs[1]) in Q2 2022 vs. 3,070 tonnes produced in Q2 2021 and 26% above production Q1 2022

  Record monthly V2O5 production of 1,168 tonnes in May 2022; April 2022 production was impacted by a minor issue in the de-ammoniator area at the end of the month while June 2022 production was impacted by kiln availability

  Global V2O5 recovery rate3 of 81.8% in Q2 2022 vs. 79.9% in Q2 2021

  V2O5 equivalent sales of 3,291 tonnes of in Q2 2022, a 9% increase over the 3,027 tonnes sold in Q2 2021 and 47% above sales in Q1 2022

  During Q2 2022, the average benchmark price per lb of V2O5 in Europe was $11.08, a 3% increase from the average of $10.72 seen in Q1 2022 and a 35% increase over the average of $8.19 seen in Q2 2021

  Construction of the Company's ilmenite concentration plant continues according to schedule and the Company expects to begin commissioning in Q2 2023

  The Company completed a 6-day shutdown during the first week of July 2022 to refurbish the kiln refractory and perform other planned maintenance; The Company expects V2O5 production of 900 - 950 tonnes in July 2022 and does not expect any further shutdowns in 2022; 2022 V2O5 production guidance of 11,600 - 12,400 tonnes maintained

  Largo Clean Energy ("LCE") continued electrolyte production and stack manufacturing in Q2 2022 while obtaining International Standards Organization ("ISO") 9001 certification

  The proposed qualifying transaction and Largo Physical Vanadium Corp. ("LPV") (see press release dated April 19, 2022) remains subject to standard TSX Venture Exchange regulatory approval; The Company will provide an update on LPV's status once the TSXV approval process is complete

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 3,084 tonnes (6.8 million lbs1) and sales 3,291 tonnes of vanadium pentoxide ("V2O5") equivalent, respectively, from its MaracásMenchen Mine in Q2 2022.

Paulo Misk, President and CEO of Largo, stated: "We are pleased to report the Company achieved a new monthly V2O5 production record of 1,168 tonnes in May. Looking ahead, our team continues its focus on further optimizing operations to achieve consistent plant availability following kiln-related impacts experienced this quarter. In Q2 2022, sales increased 47% from Q1 2022 and the Company expects to benefit from the elevated price environment in Q2 2022. We are confident the Company will achieve its sales and production guidance for the year."

He continued: "We continue to remain optimistic about LCE's competitiveness in the Long Duration Energy Storage Solutions ("LDESS") market as production of our core components (stacks and electrolyte purification) ramp up and through the potential of our prospective battery customers to utilize LPV, which remains subject to all applicable regulatory and exchange approvals. We look forward to capitalizing on the increased interest in LDESS and the LCE offering."

MaracásMenchen Mine Operational and Sales Results

	Q2 2022	Q1 2022	Q2 2021

Total Ore Mined (tonnes)	378,273	303,652	340,734
Ore Grade Mined - Effective Grade (%)[2]	1.18	1.27	1.15

Concentrate Produced (tonnes)	124,317	92,324	98,372
Grade of Concentrate (%)	3.28	3.21	3.23
Global Recovery (%)[3]	81.8	77.5	79.9

V2O5 produced (Flake + Powder) (tonnes)	3,084	2,442	3,070
V2O5 produced (equivalent pounds) [1]	6,799,048	5,383,682	6,768,183
Total V2O5 equivalent sold (tonnes)	3,291	2,232	3,027
Produced V2O5 equivalent sold (tonnes)	2,783	2,153	2,820
Purchased V2O5 equivalent sold (tonnes)	508	79	207

Q2 2022 Operational and Sales Overview

  Q2 2022 Production Highlighted by a New Monthly Production Record in May: V2O5 production from the MaracásMenchen Mine was 958 tonnes in April, 1,168 tonnes in May and 958 tonnes in June for a total of 3,084 tonnes produced in Q2 2022. Production in May represents a new monthly V2O5 production record for the Company, while V2O5 production in April production was impacted by a minor issue in the de-ammoniator area at the end of the month and June 2022 production was impacted by kiln availability. The Company performed a 6-day shutdown during the first week of July to complete a kiln refractory refurbishment along with other planned maintenance. In Q2 2022, global recoveries3 averaged 81.8%, representing a 2% increase over the 79.9% averaged in Q2 2021 and a 6% increase over the 77.5% achieved in Q1 2022. The Company mined 378,273 tonnes of ore with an effective V2O5 grade2 of 1.18% in Q2 2022 compared to 340,734 tonnes with an effective V2O5 grade2 of 1.15% in Q2 2021.

  Q2 2022 Sales Back In-Line with Expectations: In Q2 2022, V2O5 equivalent sales of 3,291 tonnes (which includes 508 tonnes of purchase material sold) trended back in-line with expectations, representing a 9% increase over the 3,027 tonnes sold in Q2 2021 and a 47% increase over the 2,232 tonnes sold in Q1 2022. The Company continued to experience logistical challenges and elevated transport costs but delivered on all its commercial commitments due to careful planning. As a result, the Company does not expect the logistics situation to improve until the end of 2022, at the earliest, at which point it anticipates reducing its inventory in transit through increased sales.

  US$4.2 Million DOE Award Negotiation Completed: As previously announced on October 20, 2021, LCE was selected to receive US$4.2 million in funding from the Department of Energy ("DOE") to scale up U.S.-based manufacturing of flow battery and long duration energy storage systems subject to award negotiation. The DOE award negotiation concluded in early July 2022 and the Company's total DOE budget is US$6.0 million for which DOE will provide funding of US$4.2 million. The Company expects to complete the DOE project in three years.

  Supply Chain Delays Continue with Enel Green Power España ("EGPE") Contract: The Company continues to experience supply chain challenges associated with its EGPE contract and has sourced alternative suppliers in support of an expected completion date in Q1 2023.

Announcement of Automatic Repurchase Plan Pursuant to Largo's Normal Course Issuer Bid

The Company announces that it has implemented an automatic securities purchase plan (the "Automatic Repurchase Plan") with its designated broker in order to facilitate purchases of its common shares ("Common Shares") under its previously announced normal course issuer bid ("NCIB"). The Automatic Repurchase Plan is intended to allow for the purchase of Common Shares by the Company's designated broker pursuant to the NCIB at times when the Company ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. The Automatic Repurchase Plan is also intended to meet the requirements of a Rule 10b5-1 trading plan under the U.S. Securities Exchange Act of 1934 (the "U.S. Securities Act"), and transactions under the Automatic Repurchase Plan, and under the NCIB generally, will be conducted in accordance with Rule 10b-18 under the U.S. Securities Act.

Purchases made pursuant to the Automatic Repurchase Plan, if any, will be made by the Company's designated broker based upon the applicable rules of the Toronto Stock Exchange ("TSX") and the Nasdaq Stock Market LLC, applicable Canadian and U.S. securities laws and the terms of the written agreement between the Company and its designated broker. Purchases of Common Shares may be effected through the facilities of the TSX, NASDAQ, and alternative Canadian and U.S. trading systems. The Automatic Repurchase Plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and the agreement governing the plan has been pre-cleared by the TSX.

The Automatic Repurchase Plan will be effective as of July 14, 2022 and will terminate on the termination date of the NCIB.

Please refer to the Company's news release dated May 30, 2022 for additional information regarding the NCIB.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities, the timing of V2O3 shipments; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the incremental cash-flow to be generated by the production and sale TiO2 pigment and expanded vanadium production; the ability to sell ilmenite on a profitable basis, the successful vertical integration of the Company; the effect of unforeseen equipment maintenance or repairs on production; timing and cost related to the build-out of the ilmenite plant and TiO2 pigment processing plant; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to secure the required production resources to build and deploy our VCHARGE batteries,, the timing of completion of the product development and stack manufacturing facility in Massachusetts, VCHARGE Product achieving the CE certification and certification of LCE's QMS under ISO 9001, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[2] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[3] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.